UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): February 1, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Investment in Real Estate Entity

On January 30, 2019, BRIX REIT, Inc. (the “Company”) invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC (“AC Villas”), an affiliate of Arrimus Capital LLC. AC Villas will acquire a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus (“Villas on 26th”).

Arrimus Capital LLC, is a related party; therefore, the acquisition of the interest in ACA Villas was approved by our board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board.

Villas on 26th is a Class A student housing property built in 2014 and is comprised of 49 units with three – to six – bed layouts (182 beds) within one five – story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. Villas on 26th has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. Villas on 26th residents also enjoy access to nearby retail space that includes Starbucks, In-N-Out, Chipotle, Dunkin Donuts, Whataburger and more.

Shareholder Distributions

On January 31, 2019, our board of directors declared distributions based on daily record dates for the period February 1, 2019 through February 28, 2019 at a rate of $0.0008929 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on March 21, 2019. The daily dividend rate of $0.0008929 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018.

Safe Harbor Statement

The amount of future cash distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future cash distributions is subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 17, 2018 (which includes our Offering Circular), filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: February 1, 2019